Exhibit 99.1

Snow Lake Lithium Receives Nasdaq Notification of Noncompliance with Audit Committee Requirements

September 23, 2022, Snow Lake, Canada: Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq:LITM) (“Snow Lake Lithium” or, the “Company”) today announced that on September 19, 2022, it received a letter (the “Notification Letter”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) stating the Company is no longer in compliance with Nasdaq’s audit committee requirement as set forth in Listing Rule 5605 due to the removal of Mr. Nachum Labkowski from the Company’s audit committee on September 7, 2022. Mr. Labkowski, was also removed as member of the nominating and corporate governance committee. He remains as an independent director of our board of directors (the “Board”).

The letter also states that Nasdaq will provide the Company a cure period in accordance with Listing Rule 5605(c)(4). Pursuant to Nasdaq Listing Rule 5605(c)(4), the Company is entitled to a cure period to regain compliance, such cure period to expire on the earlier of the Company’s next annual shareholders’ meeting or September 7, 2023; provided, however, that if the Company’s next annual shareholders’ meeting is held before March 6, 2023, then the Company must evidence compliance no later than March 6, 2023.

In the event the Company does not regain compliance by the end of cure period, Nasdaq rules require staff to provide written notification to the Company that its securities will be delisted. At that time, the Company may appeal the delisting determination to a Hearings Panel.

The receipt of the Notification Letter has no immediate effect on the listing of the Company’s common shares, which will continue to trade uninterrupted on Nasdaq under the ticker “LITM”.

The Company is working with the relevant authorities to remedy this issue and is conducting a search for a new director who meets the requirements of Nasdaq and is available for appointment to the Company’s board of directors and audit committee within the cure period. The Company must also submit to Nasdaq documentation, including biographies of any new directors, evidencing compliance with the listing rule within the cure period.

About Snow Lake Resources Ltd.

Based in Manitoba, Canada, Snow Lake Lithium is developing the world’s first all-electric Lithium mine to enable domestic supply of this critical resource to the North America electric vehicle industry.

Snow Lake Lithium is ideally located to serve the North American automotive industry with access to the US rail network via the Artic Gateway railway, which reduces transportation from thousands of miles by road and boat to just several hundred by train.

Snow Lake Lithium’s 55,000-acre site is expected to produce 160,000 tonnes of 6% lithium spodumene a year over a 10-year period. Currently, Snow Lake Lithium has explored around 1% of its site and is confident that further exploration will increase estimates over the course of the next year. Snow Lake Lithium’s mine will be operated by almost 100% renewable, hydroelectric power to ensure the most sustainable manufacturing approach.

Over the coming months, Snow Lake Lithium will continue its engineering evaluation and drilling programme across its Thompson Brothers Lithium Project site, with the expectation that mining operations will transition to commercial production in late 2024.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

media@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

LinkedIn: https://www.linkedin.com/company/snow-lake-resources